Summary of changes made by Société Générale SA ("SG SA") on its Form SBSE-A Filed with the SEC on July 28, 2025.

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on July 28, 2025, to:

1. Update *Schedule A*, Principal's information.
2. Provide an updated version of its Swap Dealer Registration Form (NFA Form 7R).

If you have any questions, do not hesitate to contact John Nicholas at john.nicholas@sgcib.com.

Thank you for your assistance in this matter.